EXHIBIT 99.1

China Lodging Group, Limited (HTHT) Announces Its Preliminary Results for Hotel Operations in the Second Quarter of 2014

SHANGHAI, China, July 10, 2014 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operations in the second quarter ended June 30, 2014.

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed	Net added	As of	Net added	As of
	in Q2 2014	in Q2 2014	in Q2 2014	June 30, 2014	in Q2 2014	June 30, 2014
Leased hotels	15	--	15	590	2,468	69,900
Manachised hotels	130	(5)	125	1,069	12,652	108,117
Franchised hotels*	--	(1)	(1)	10	(126)	1,169
Total	145	(6)	139	1,669	14,994	179,186
* refers to franchised Starway hotels

Number of hotels in pipeline as of June 30, 2014
Leased hotels	45
Manachised hotels	460
Total	505

Operating Metrics

	For the quarter ended
	June 30,	March 31,	June 30,
	2013	2014	2014
Occupancy rate (as a percentage)
Leased hotels	90%	84%	91%
Manachised hotels	92%	86%	91%
Blended	91%	86%	91%
Average daily room rate (in RMB)
Leased hotels	190	179	191
Manachised hotels	176	165	173
Blended	182	171	180
RevPAR (in RMB)
Leased hotels	172	151	174
Manachised hotels	162	143	158
Blended	167	146	164

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30,
	2013	2014
Total	959	959
Leased hotels	460	460
Manachised hotels	499	499
Occupancy rate (as a percentage)	96%	96%
Average daily room rate (in RMB)	185	185
RevPAR (in RMB)	177	176

Business Update by segment

Hotel breakdown by brand
	Number of hotels in operation
	Net added	As of
	in Q2 2014	June 30, 2014
Economy hotels	118	1,530
Hanting Hotel	96	1,415
Leased hotels	8	489
Manachised hotels	88	926
Hi Inn	22	115
Leased hotels	1	41
Manachised hotels	21	74
Midscale and upscale hotels	21	139
JI Hotel	16	96
Leased hotels	5	56
Manachised hotels	11	40
Starway Hotel	5	41
Leased hotels	1	2
Manachised hotels	5	29
Franchised hotels	(1)	10
Joya Hotel	--	1
Leased hotels	--	1
Manxin Hotels & Resorts	--	1
Leased hotels	--	1
Total	139	1,669

Operational metrics for hotels in operation by segment
Q2 2014
	Number of hotels in operation	RevPAR	ADR	Occupancy
Economy hotels	1,530	159	173	92%
Leased hotels	530	165	178	92%
Manachised hotels	1,000	156	169	92%
Midscale and upscale hotels	129	210	263	80%
Leased hotels	60	238	288	83%
Manachised hotels	69	176	231	76%
Total	1,659	164	180	91%

Q2 2013
	Number of hotels in operation	RevPAR	ADR	Occupancy
Economy hotels	1,127	163	177	92%
Leased hotels	479	165	182	91%
Manachised hotels	648	162	173	93%
Midscale and upscale hotels	66	218	280	78%
Leased hotels	35	251	301	83%
Manachised hotels	31	171	244	70%
Total	1,193	167	182	91%
* Excluding franchised Starway hotels

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	June 30,		June 30,			June 30,			June 30,
	2013	2014	2013	2014	yoy change	2013	2014	yoy change	2013	2014	yoy change
Economy hotels	922	922	173	171	-1%	180	179	0%	96%	96%	0%
Leased hotels	435	435	173	171	-1%	184	181	-1%	94%	94%	0%
Manachised hotels	487	487	172	172	-1%	177	178	0%	97%	97%	-1%
Midscale hotels	37	37	268	296	11%	290	309	7%	92%	96%	3%
Leased hotels	25	25	282	317	13%	301	325	8%	94%	98%	4%
Manachised hotels	12	12	225	232	3%	253	257	1%	89%	90%	2%
Total	959	959	177	176	0%	185	185	0%	96%	96%	0%

"Our same-hotel RevPAR remained flattish this quarter and we remain of the view that the growth will be marginal at best throughout 2014. For the first six months of 2014, we observed no signs for recovery in macro economy and business travel. This posted particular challenges to our economy hotels in lower-tier cities and upscale hotels. The same-hotel RevPAR for economy hotels decreased by 2% and 1% in Q1 and Q2, respectively. As a result, our pricing strategy will remain conservative for the rest of the year to better capture the rising demand for leisure travel in Q3," said Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group. "However, we are still confident about the development of midscale hotels and will continue to execute the rapid expansion of our midscale brands, JI Hotel and Starway Hotel."

Upcoming Investor Relations Activities

China Lodging Group will participate in the following conference in the third quarter of 2014.

September 10-11, 2014	Presenting China – The Annual CICC London Conference

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under six brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, Hanting Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: 86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com